UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 30, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 30 September 2024 entitled ‘VODAFONE & THREE RESPOND POSSIBLE REMEDIES NOTICE’.

30 September 2024

VODAFONE AND THREE RESPOND TO NOTICE OF POSSIBLE REMEDIES

●        Parties strongly believe the merger is pro-competitive and remain confident that outstanding issues can be resolved.

●        Two substantial remedies already tabled: an Ofcom-enforceable £11bn network investment programme; and the network sharing agreement and proposed spectrum sale to VMO2.

●        On retail: while our view is that the CMA's concerns about price increases are unfounded, we will commit to maintaining tariffs at £10 or below for two years from the completion of the merger for value-focused customers on the SMARTY brand,  social tariffs on both the SMARTY and VOXI 4 Now brands, and continue measures to protect registered vulnerable customers.

●        On wholesale: we will provide a reference offer that encourages MVNOs to access our additional network capacity.

Vodafone and Three's response to the CMA's Notice of Possible Remedies (Remedies Notice) has been published today.

Vodafone and Three disagree with the CMA's Provisional Findings. Our merger will be pro-growth, pro-customer, pro-investment and pro-competitive for the UK. It is a once-in-a-generation opportunity to transform UK digital infrastructure with £11 billion of network investment.

We continue to constructively engage with the CMA and remain confident that we can work with them to secure approval. Our response to the Remedies Notice contains several additional commitments, which we believe comprehensively address the issues they have raised.

Vodafone and Three have already made two substantive commitments:

1.       Our £11 billion network investment commitment will ensure UK customers enjoy one of Europe's most advanced networks and it will level the playing field with the two larger players to drive competitiveness. We are happy for Ofcom to monitor and enforce this commitment.

2.       The merger will extend the network quality benefits well beyond the merged company's own customer base, by extending it to VMO2's direct and MVNO customers. This agreement will deliver better quality, enhanced capacity and greater coverage to over 50 million mobile customers across the country. On approval of the merger, Vodafone and Three have also agreed to sell spectrum to VMO2, helping to create a better alignment of spectrum holdings in the UK market.

While we do not agree with the CMA's provisional findings that prices will increase, we continue to explore how we can answer its concerns. Addressing both the retail and wholesale segments of the market, our additional commitments include:

●         for retail customers: we will maintain tariffs at £10 or below for two years from the completion of the merger for value-focused customers on the SMARTY brand, social tariffs on both the SMARTY and VOXI 4 Now brands, and continue measures to protect registered vulnerable customers; and

●         for wholesale customers: we will provide a reference offer that encourages MVNOs - the fastest growing part of the market - to access our additional network capacity to offer great deals to retail customers.

The merger of Vodafone and Three is a catalyst for change. It will deliver a step-change in connectivity to UK customers and bring best-in-class 5G to every school and hospital in the country. Transforming the UK's digital infrastructure is also vitally important for businesses, the public sector, the UK's technological advancement, and the government's stated mission to kickstart economic growth.

We will set out comprehensively why the merger is pro-growth, pro-customer, pro-investment and pro-competive in our forthcoming response to the CMA's Provisional Findings.

The CMA's final decision on the merger is not due until 7 December, and we will continue to positively engage with them to resolve outstanding matters.

- ends -

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries (excludes Italy which is held as a discontinued operation under Vodafone Group), partner with mobile networks in 45 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 79 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: September 30, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary